Mail Stop 4561

January 13, 2009

Mr. Charlie T. Loverling
Chief Financial Officer
Congaree Bancshares, Inc.
1201 Knox Abbott Drive
Cayce, SC 29033

> **Re: Congaree Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **File No. 000-52592**

Dear Mr. Loverling:

We have reviewed the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Balance Sheet Review

Provision and Allowance for Loan Losses, page 30

1.   In future filings, please revise to disclose the information required by Item IV.B
        of Industry Guide 3 concerning the allocation of the allowance for loan losses
        among specific loan categories to the extent it is relevant and material to your
        operations.

Item 7. Financial Statements

Note 11 – Income Taxes, page 53

2.   Please tell us how you determined that a valuation allowance was not necessary
        for deferred tax assets. Specifically detail the positive and negative evidence used
        to support your decision under paragraphs 23-24 of SFAS 109 (refer also
        paragraph 103).

3.   In addition to our comment above, please provide an analysis for interim
        reporting periods subsequent to December 31, 2007.

                            *   *   *   *

        Please send us your response to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter keying your
response to our comments and provide any requested supplemental information. Please
file your response letter on EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Branch Chief